FEB 27 2014

CM

SEC[illegible] [illegible]SSION

14047137

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 26901

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 S. ORANGE AVENUE
(No. and Street)

ORLANDO, FL 32801
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFFREY SHAFER 407-650-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

200 S. ORANGE AVENUE, SUITE 2050 ORLANDO, FL 32801
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/14

OATH OR AFFIRMATION

I, JEFFREY SHAFER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNL SECURITIES CORP., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

JEFFREY SHAFER, PRESIDENT

Title

Notary Public State of Florida
Susan A Meinert
My Commission EE 870691
Expires 02/06/2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements, Supplemental Information and Report of Independent Certified Public Accountants

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

December 31, 2013

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

Table of Contents

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Tax Advisory
Grant Thornton LLP
200 S Orange Avenue, Suite 2050
Orlando, FL 32801-3410
T 407.481.5100
F 407.481.5190
www.GrantThornton.com

Board of Directors
CNL Securities Corp.

We have audited the accompanying financial statement of CNL Securities Corp. (a Florida corporation and wholly-owned subsidiary of CNL Capital Markets, Inc.) (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Securities Corp. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Orlando, Florida
February 25, 2014

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Financial Condition (*in thousands, except share data*)
December 31, 2013

Assets

Cash	$ 1,933
Accounts receivable – related parties	183
Prepaid expenses and other assets	361
Property and equipment – net	61
Marketable securities	60
Total assets	$ 2,598

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 1,108
Commissions payable to brokers or dealers	128
Due to parent	179
Deferred compensation	164
Total liabilities	1,579
Commitments and Contingencies (Notes G and I)	
Stockholder's equity:	
Common stock – 100 shares authorized; par value $1.00 per share; 100 shares issued and outstanding	-
Additional paid-in capital	82,565
Accumulated deficit	(81,546)
Total stockholder's equity	1,019
Total liabilities and stockholder's equity	$ 2,598

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Operations *(in thousands)*
For the Year Ended December 31, 2013

Revenue:	
Commissions and fees	$ 125,612
Interest and investment income	23
Total revenues	125,635
Expenses:	
Commissions and sales expenses	120,071
Salaries and benefits	5,959
General and administrative expenses	5,011
Total expenses	131,041
Net loss	$ (5,406)

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Changes in Stockholder's Equity (*in thousands*)
For the Year Ended December 31, 2013

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2013	$ -	$77,765	$(76,140)	$ 1,625
Net loss	-	-	(5,406)	(5,406)
Capital contributions from parent	-	4,800	-	4,800
Balance, December 31, 2013	$ -	$82,565	$(81,546)	$ 1,019

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Cash Flows (*in thousands*)
For the year Ended December 31, 2013

Cash flows from operating activities:	
Net loss	$ (5,406)
Adjustments to reconcile net loss to cash used in operating activities:	
Depreciation and amortization	58
Loss on disposal of fixed assets	40
Investment gains	(23)
Changes in operating assets and liabilities:	
Accounts receivable – related parties	164
Prepaid expenses and other assets	472
Accounts payable and accrued liabilities	123
Commissions payable to brokers or dealers	(967)
Due to parent	(98)
Deferred compensation	(301)
Net cash used in operating activities	(5,938)
Cash flows from investing activities:	
Purchases of property and equipment	(31)
Net cash used in investing activities	(31)
Cash flows from financing activities:	
Capital contributions from parent	4,800
Net cash provided by financing activities	4,800
Net decrease in cash	(1,169)
Cash at beginning of year	3,102
Cash at end of year	$ 1,933

The accompanying notes are an integral part of this financial statement.

Note A – Organization and Summary of Significant Accounting Policies

Organization and Business Activity:

CNL Securities Corp. (the Company) is a Florida Corporation and wholly-owned subsidiary of CNL Capital Markets, Inc. (CCM). CCM is an indirect wholly-owned subsidiary of CNL Financial Group, Inc. (CFG), which is a wholly-owned subsidiary of CFG I, Inc. (CFG I). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as broker-dealer for the sale of various shares of unlisted real estate investment trust (REIT) and business development company (BDC) stock. Commissions and fees are generated from the sale of these shares. The Company's operations are based in Orlando, Florida.

The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America and reflect practices appropriate to broker-dealers in the securities industry in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

The carrying amount of cash, accounts receivable – related parties, accounts payable and accrued liabilities, commissions payable to brokers or dealers and due to parent approximate fair value because of the short-term maturity of these items.

Revenue Recognition:

Commissions and fees are charged on each broker-dealer transaction at the date the investor is admitted as a stockholder. The commissions and fees and related expenses from the sale of various shares of unlisted REITs and BDC are recognized as revenue and expense when earned and are recorded on the date the investor is admitted as a stockholder.

Accounts Receivable – Related Parties:

The Company regularly evaluates all accounts receivable and estimates losses for uncollectible accounts based on historical experience and the evaluation of the likelihood of success in collecting specific receivables. If management believes an amount will not be collected, it is charged to expense. As of December 31, 2013, all amounts were considered collectible and no allowance was deemed necessary.

Notes to Financial Statements (*in thousands*)

Property and Equipment:

Property and equipment is stated at cost less accumulated depreciation and amortization. Major renewals and betterments are recorded as property and equipment while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed currently. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Gain or loss on retirement or disposal of an individual asset is recorded as income or expense. Depreciation is computed using the straight-line method over the following estimated lives:

	Years
Office furnishings, fixtures and equipment	5-15
Computer software and hardware	3-5
Leasehold improvements	Shorter of life of the lease or life of the asset

Income Taxes:

Effective January 1, 2007, CFG I elected to be treated for tax purposes as a subchapter S corporation under the Internal Revenue Code (IRC). In conjunction with this election, the Company became a qualified subchapter S subsidiary and, therefore, is a disregarded entity. Accordingly, the income or loss is included in the tax filing of CFG I and the accompanying statement of operations does not include a provision for federal income taxes or state income taxes in states that recognize the subchapter S corporation election. No formal tax sharing agreement exists.

The Company accounts for income taxes under standards that address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements as a reduction to income tax expense and related income tax liabilities. As of January 1, 2013 and December 31, 2013, the Company recorded no liability for uncertain tax positions. Prior to the S corporation elections, the Company filed income tax returns in many states. The statute of limitations for examinations of these filings has lapsed.

Note B - Related Party Transactions

REITs and BDC:

The Company's activities as a broker-dealer relate primarily to various unlisted REITs and a BDC. Certain officers of CFG and affiliates of the Company are also officers and directors of certain REITs and the BDC.

Transactions with Affiliated Companies:

The Company earned commissions and fees from related entities for the year ended December 31, 2013 of $125,462. At December 31, 2013, the Company had commissions and fees due from related REITs and BDC totaling $183. At December 31, 2013, the Company had $179 due to CFG for amounts paid by CFG on behalf of the Company in excess of payments made.

The Company provides marketing and other services to the related unlisted REITs, BDC and related companies for which it receives fees. For the year ended December 31, 2013, such fees amounted to $149 and are included in commissions and fees in the accompanying statement of operations.

Notes to Financial Statements (*in thousands*)

Transactions with Affiliated Companies – continued:

Subsidiaries of CFG provide marketing, administration, technology systems, human resources, accounting, tax and compliance services to the Company. Amounts paid for these services amounted to $1,595 for the year ended December 31, 2013 and are included in general and administrative expenses in the accompanying statement of operations.

See Note G for related party lease obligations.

Contribution of Capital:

Historically, the Company has sustained losses and is dependent upon the willingness and ability of CCM to make capital contributions to fund the negative cash flows and/or meet the Company's net capital requirements for the next twelve months. CCM contributed capital totaling $4,800 during the year ended December 31, 2013.

Note C – Property and Equipment

As of December 31, 2013, property and equipment consisted of the following:

Office furnishings, fixtures and equipment	$ 79
Computer software and hardware	923
Leasehold improvements	54
	1,056
Less: Accumulated depreciation and amortization	(995)
	$ 61

Depreciation and amortization expense amounted to $58 for the year ended December 31, 2013 and is included in general and administrative expenses in the accompanying statement of operations.

Note D – Deferred Compensation Obligations

The Company has entered into various incentive agreements with specific Company employees. The employees are allocated a cash award. Such benefits are payable under various terms and conditions and are subject to vesting schedules. Accrued benefits amounted to $164 at December 31, 2013.

Note E – Capital Requirements

The Company is subject to the rule 15c3-1 under the Securities Exchange Act of 1934. The rule provides that the Company is required to maintain a minimum net capital of the greater of $25 or 6 2/3% of aggregate indebtedness. The net capital of the Company as of December 31, 2013 was $500 and 6 2/3% of aggregate indebtedness was $105. Excess net capital of the Company as of December 31, 2013 was $395.

The Company did not have any liabilities subordinated to claims of general creditors during the year ended December 31, 2013, and is exempt from rule 15c3-3 under paragraph K(2)(i) because the Company does not carry securities accounts for customers or perform custodial functions for customer securities.

There were no material differences between the computation of net capital under rule 15c3-1 included in the unaudited FOCUS report and the computation of net capital in the accompanying Schedule I.

Notes to Financial Statements (*in thousands*)

Note F – 401(k) Plan

Employees of the Company are included in CFG's defined contribution 401(k) plan (the Plan). The Plan is designed in accordance with the applicable sections of the IRC, and is not subject to minimum funding requirements. The Plan covers all eligible employees of the Company upon completion of one month of service. Employees may elect to contribute up to a maximum of 90% of their salary under Internal Revenue Service regulations. The Company has a discretionary matching policy in which the Company generally matches 50% of the first 7% of each employee contribution for employees that have completed six months of service. For the year ended December 31, 2013, the Company's contribution amounted to $337, and is included in salaries and benefits in the accompanying statement of operations.

Note G – Obligations Under Operating Leases

Lease with Affiliated Company:

The Company has been allocated a portion of a non-cancelable operating lease which contains an escalation clause for office space leased from a related party. The lease provides for minimum monthly payments through October 2021, currently allocated at $25 per month, including consideration for the escalation clause. Rent expense relating to the Company's allocation of this lease agreement totaled $318 for the year ended December 31, 2013 and is included in general and administrative expenses in the accompanying statement of operations.

The Company's allocation of future minimum lease payments as of December 31, 2013 is as follows:

Year ending December 31,	
2014	$ 285
2015	294
2016	303
2017	312
2018	321
Thereafter	963
	$ 2,478

Note H – Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and accounts receivable.

The Company maintains cash balances at financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $250. At various times throughout the year and at December 31, 2013, balances in these accounts exceeded the insured limits.

Concentrations of credit risk with respect to accounts receivable and commissions and fees relates to the Company's business activity is substantially all from the sale of securities of affiliated entities (see Note B).

Note I - Contingencies

From time to time, the Company is a party to various legal actions and regulatory inquiries arising in the ordinary course of its business. While the results of these matters cannot be predicted with certainty, management believes that the final outcome of such legal actions or regulatory inquiries will not have a material adverse effect on the Company's financial position.

Note J – Subsequent Events

The Company evaluated all subsequent events through February 25, 2014, the date that the accompanying financial statements were issued.

Subsequent to December 31, 2013, the Company transferred all the cash held at a third party financial institution into CNL Bank, an affiliated bank and related party of the Company. This is the result of the Parent terminating a lending relationship with the third party financial institution and closing all related cash accounts.

Supplemental Information

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2013

Net Capital

Computation of net capital:	
Total ownership equity	$1,018,963
Nonallowable assets:	
Accounts receivable – related parties	87,781
Prepaid expenses and other assets	360,532
Property and equipment, net	61,280
Securities haircuts	8,955
Total	518,548
Net capital	$ 500,415
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness of $1,579,037)	$105,269
Minimum dollar amount	25,000
Net capital requirement	105,269
Excess net capital	395,146
Excess net capital at 1000%	342,511
Percent: Aggregate indebtedness to net capital	316%

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Audit Tax Advisory
Grant Thornton LLP
200 S Orange Avenue, Suite 2050
Orlando, FL 32801-3410
T 407.481.5100
F 407.481.5190
www.GrantThornton.com

Board of Directors
CNL Securities Corp.

In planning and performing our audit of the financial statement of CNL Securities Corp.(the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Orlando, Florida
February 25, 2014

Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") and Report of Independent Registered Public Accounting Firm and Report of Independent Certified Public Accountants

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

December 31, 2013

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Tax Advisory

Grant Thornton LLP
200 S Orange Avenue, Suite 2050
Orlando, FL 32801-3410

T 407.481.5100
F 407.481.5190
www.GrantThornton.com

Board of Directors
CNL Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by CNL Securities Corp. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Orlando, Florida
February 25, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended _______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 58,143
   B. Less payment made with SIPC-6 filed (**exclude interest**) (28,995)
      7/25/13
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 29,148
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 29,148
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CNL Securities Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Group Chief Financial Officer
(Title)

Dated the 4 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/13
and ending 12/31/13

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 125,634,844
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	125,634,844
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	102,115,332
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Investment income (Deductions in excess of $100,000 require documentation)	22,215
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	102,137,547
2d. SIPC Net Operating Revenues	$ 23,497,297
2e. General Assessment @ .0025	$ 58,743

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Financial Statements, Supplemental Information and Report of Independent Certified Public Accountants

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

December 31, 2013

United States
Securities and Exchange Commission
Washington, D.C.
Annual Audited Report
Form X-17A-5 Part III
Year Ended December 31, 2013